Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Evolution Resources, Inc.

We consent to the inclusion in this Registration Statement on Amendment No. 3 on Form S-1 filed with the SEC on December 23, 2009 (the “Registration Statement”), of our report dated June 16, 2009, relating to the consolidated balance sheet of Evolution Resources, Inc. as of November 27, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from April 9, 2009 (inception) through October 31, 2009, appearing in the Prospectus, which is a part of such Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 23, 2009